UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )1

Concurrent Computer Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

206710402

(CUSIP Number)

Karen Singer

212 Vacarro Drive

Cresskill, NJ 07626

(201) 750-0415

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 206710402

1	NAME OF REPORTING PERSONS KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 493,637
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 493,637
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 493,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP 206710402

1	NAME OF REPORTING PERSONS Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 417,939
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 417,939
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.01 (the “Shares”), of Concurrent Computer Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 4375 River Green Parkway, Suite 100, Duluth, GA 30096.

Item 2.	Identity and Background.

(a) This statement is filed by Karen Singer (“Singer”), as trustee of Singer Children’s Management Trust (the “Trust”), and Lloyd I. Miller, III (“Miller”). Singer has sole dispositive and voting power with respect to the shares of the Issuer reported above as the trustee of the Singer Children’s Management Trust (the “Trust”). Miller has sole dispositive and voting power with respect to the shares of the Issuer held indirectly as set forth in Items 3 and 5 below. Each of Singer and Miller is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Singer’s principal place of business is 212 Vaccaro Drive, Cresskill, New Jersey 07626. Singer’s principal occupation is investing assets held in the Trust. During the last five years, Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Singer is a citizen of the United States of America.

Miller’s principal business address is 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida 33401. Miller’s principal occupation is investing assets held by or on behalf of his family. During the last five years, Miller has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Singer may be deemed to beneficially own 493,637 shares through the Trust, as follows:

Singer is the trustee of the Trust, which was created pursuant to the Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the Shares held by the Trust were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of the Shares was approximately $1,750,909.00.

Miller may be deemed to beneficially own 417,939 Shares through the following various entities:

Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”). Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. Trust A-4 was further reformed by Order of the Delaware Chancery Court dated December 23, 2010 pursuant to which Milfam LLC was appointed advisor to Trust A-4. All of the Shares held by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $852,790.00.

Miller is the managing member of Milfam LLC. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the managing member of the general partner of Milfam II were purchased with funds contributed to Milfam II by its partners or funds generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $614,807.00.

The aggregate purchase prices set forth in this Item 3 may include brokerage commissions and certain cost basis adjustments.

Item 4.	Purpose of Transaction.

As set forth in Exhibit 99.1 hereto, the Reporting Persons have formed a “group” (the “Group”) for the purposes of (i) delivering a letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”) asking the Board to convene a meeting between the Board and the members of the Group to discuss the means by which the Issuer can maximize value for all of the Issuer’s shareholders, (ii) if the Issuer fails to respond to the Group’s satisfaction, taking certain steps as the Group deems necessary and appropriate, (iii) engaging in discussions with the Board and management of the Issuer, and (iv) taking other actions for the purpose of influencing the corporate governance of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and engage in discussions with management and the Board concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) Singer, as trustee of the Trust, may be deemed to beneficially own 493,637 Shares of the Issuer, comprising approximately 5.7% of the outstanding Shares of the Issuer, based on 8,653,626 Shares outstanding as reported in the Issuer’s Form 10-Q filed on May 1, 2012.

Miller may be deemed to beneficially own 417,939 Shares, which is equal to approximately 4.8% of the outstanding Shares of the Issuer, based on 8,653,626 Shares outstanding as reported in the Issuer’s Form 10-Q filed on May 1, 2012. As of the date hereof, 242,280 of the Shares beneficially owned by Miller are owned of record by Trust A-4, and 175,659 of the Shares beneficially owned by Miller are owned of record by Milfam II.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

(b) Singer has sole dispositive and voting power over the Shares owned by the Trust as reported on this Schedule 13D.

Miller has sole dispositive and voting power for the Shares owned by Trust A-4 and Milfam II.

(c) Singer Children’s Management Trust

Date of Transaction	Number of Shares Purchased	Price Per Share
April 16, 2012	310	$ 3.60
April 23, 2012	1,500	$ 3.62
April 25, 2012	31,800	$ 3.557
May 2, 2012	186,581	$ 3.50
May 18, 2012	1,337	$3.4918
May 21, 2012	175,658	$ 3.50
May 23, 2012	23,200	$ 3.40
May 23, 2012	1,000	$ 3.45
May 24, 2012	1,000	$ 3.45

Lloyd I. Miller, III—Trust A-4

Date of Transaction	Number of Shares Purchased	Price Per Share
April 25, 2012	31,700	$ 3.587
May 2, 2012	186,580	$ 3.52
May 23, 2012	24,000	$ 3.43

Lloyd I. Miller, III—Milfam II

Date of Transaction	Number of Shares Purchased	Price Per Share
May 21, 2012	175,659	$ 3.50

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter, dated May 24, 2012, from Karen Singer and Lloyd I. Miller, III to the Board of Directors of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated May 25, 2012

KAREN SINGER

By:	/s/ Karen Singer

Lloyd I. Miller, III

By:	/s/ Lloyd I. Miller, III